SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Varsity Group Inc.

(Name of Subject Company)

Varsity Group Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

9222811

(CUSIP Number of Class of Securities)

James Craig

Chief Executive Officer

2677 Prosperity Avenue, Suite 250

Fairfax, Virginia 22031

(202) 667-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Anthony J. Richmond

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a joint press release issued by Varsity Group Inc. (the “Company”) and Follett Corporation on February 25, 2008.

Varsity Group Inc.

2677 Prosperity Ave.

Suite 250

Fairfax, VA 22031

Follett Corporation

2233 West River Street

River Grove, IL 60171

FOR IMMEDIATE RELEASE

Varsity Group Inc. to be Acquired by Follett Corporation in an

All-Cash Transaction for $0.20 per share

FAIRFAX, Va. and RIVER GROVE, Ill., February 25, 2008 – Varsity Group Inc. (NASDAQ: VSTY), a provider of online textbook sales and services to educational institutions nationwide, today announced that it has entered into a definitive merger agreement with a subsidiary of Follett Corporation, the nation’s largest provider of library materials and library technology to K-12 schools, the leading operator of college bookstores and a major distributor of textbooks to institutions at all levels of education. Pursuant to the merger agreement, Follett will acquire all outstanding shares of Varsity Group for $0.20 per share in cash.

A tender offer to acquire all issued and outstanding shares of Varsity Group at a price of $0.20 in cash is expected to commence in the next two weeks. The tender offer is subject to a number of closing conditions and is presently expected to close in the second quarter of 2008. The Board of Directors of Varsity Group has unanimously approved the transaction and has recommended that Varsity Group stockholders accept the offer and tender their shares of Varsity Group pursuant to the offer.

“Completing this transaction will significantly enhance Varsity Group’s ability to support our school customers and grow the business,” said Eric J. Kuhn, chairman and co-founder of Varsity Group. “By combining Varsity Group’s virtual bookstore expertise with Follett’s distribution capabilities and understanding of the K-12 marketplace, our customers will receive superior customer service and fulfillment.”

“As a pioneer in the online sales of textbooks, Varsity Group has established a solid virtual bookstore presence that will help us accelerate Follett’s growth in this market,” said Christopher D. Traut, president and chief executive officer of Follett Corporation. “In addition to our extensive involvement in serving K-12 schools and school districts, Follett manages the ecommerce needs for more than 900 colleges and universities across the country. We intend to leverage all of this expertise to enhance Varsity Group’s level of value and service to customers.”

Varsity Group also announced that an affiliate of Follett purchased Bank of America’s interest in Varsity Group’s line of credit. There are currently approximately $1.8 million of advances outstanding under the line of credit. In connection with this funding arrangement, Varsity Group has granted a warrant to an affiliate of Follett to acquire shares of Varsity Group common stock equal to the total advances made under the line of credit divided by the exercise price of $0.20 per share, subject to adjustment.

As of the date of the agreement, all the directors of Varsity Group and certain other stockholders, who in the aggregate hold approximately 20 percent of the outstanding shares, have agreed to support the merger and tender their shares in the tender offer. If the merger agreement is terminated under certain circumstances, Varsity Group will be obligated to pay a termination fee and expenses to the Follett subsidiary.

McDermott Will & Emery LLP served as legal advisor to Follett and Latham & Watkins LLP represented Varsity Group.

About Varsity Group

Varsity Group Inc. is an outsource solution provider to education institutions nationwide. Under the brands Varsity Books and Campus Outfitters, Varsity Group provides solutions that enable schools to focus on their core educational mission.

Varsity Group’s solutions include online textbook, school supply and full-service school uniform services.

About Follett

Follett Corporation is a $2.3 billion, privately-held company that provides products, services and solutions to the educational marketplace. Follett Corporation was founded in 1873, and is headquartered in River Grove, Illinois.

In connection with the tender offer, Varsity Group Inc. expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. In connection with the proposed merger, Varsity Group expects to file a proxy statement with the SEC, if required by law. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials filed by Varsity Group will be available at the SEC’s web site at www.sec.gov, or at the Varsity Group web site at www.varsitygroup.com, and will also be available without charge, by directing a request to Varsity Group Inc. at 2677 Prosperity Ave., Suite 250, Fairfax, VA, 22031, attention Investor Relations. Varsity Group Inc. and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of Varsity Group participants in the solicitation is set forth in Varsity Group’s most recent proxy statement and other public filings with the SEC, and will be set forth in the proxy statement relating to any merger, if one is required to be filed, and in the solicitation/recommendation statement on Schedule 14D-9 when they become available.

The press release is for information only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Varsity Group Inc. common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials, that VGI Acquisition Corp., a subsidiary of Follett Corporation, intends to file with the SEC. Once filed, Varsity Group shareholders should read those materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, Varsity Group shareholders will be able to obtain the tender statement on Schedule TO, the offer to purchase and related materials with respect to the offer free of charge at the SEC’s web site at www.sec.gov, from the information agent named in the tender offer materials, or from VGI Acquisition Corp.

Cautionary Statements

Statements in this release that are not statements of historical fact may include forward looking statements. Any such forward-looking statements are subject to risks and uncertainties. Such forward-looking statements include statements concerning the completion of the transactions contemplated by the merger agreement, including the merger and the timing thereof and the business opportunities afforded by the merger. Important factors that may cause actual results to differ include: risks that could prevent or delay the closing of the transaction, including satisfaction of conditions to closing an acquisition transaction of this type, such as acceptance of the offer by holders of a sufficient number of shares of common stock of Varsity Group Inc. For a discussion of other risks facing Varsity Group’s business, please refer to the documents filed by Varsity Group Inc. with the United States Securities and Exchange Commission from time to time.

# # #

Contact:

Varsity Group Inc.

Jim Craig

Chief Financial Officer

President and CEO

jim.craig@varsitygroup.com

202-349-1231

Follett Corporation

Tom Kline

tkline@follett.com

708-437-2053

Set forth below is a letter sent via email and mail on February 25, 2008 to key customers of the Company from Jay Fee, Vice President, Sales, Marketing & Account Management of the Company and Fred Weber, Senior Vice President, Wholesale and Distribution Services of Follett Corporation.

Varsity Group Inc.

2677 Prosperity Ave.

Suite 250

Fairfax, VA 22031

Follett Corporation

2233 West River Street

River Grove, IL 60171

February 25, 2008

(CUSTOMER ADDRESS)

(CUSTOMER NAME):

We are pleased to advise you that this morning we announced that Varsity Group Inc. and Follett Corporation have signed a merger agreement in which Follett will acquire Varsity. We presently expect the acquisition to be completed in the second quarter of 2008. A copy of the press release announcing the transaction is attached.

Follett is a $2.3 billion, privately-held company that focuses strictly on educational products and services. The company brings over 130 years of experience in education with core businesses in used textbooks, school library materials and systems, and software applications and digital products for classrooms and school administration. The company also operates more than 760 college bookstores and provides book services for hundreds of bookstores operated directly by colleges and universities.

This merger will bring the following important new benefits to customers of Varsity and Follett:

•

Varsity’s virtual bookstore expertise combined with Follett’s new and used textbook distribution capabilities will give customers the ability to offer parents and students a unique online experience with the most used-textbook choices available today.

•

With Follett’s experience in serving schools and school districts and the integration of its ecommerce infrastructure and national textbook fulfillment and distribution capabilities, you should expect enhanced customer service and support from Varsity in the future.

•

Follett intends to leverage the expertise of Follett Higher Education Group—which manages the ecommerce needs for more than 900 colleges and universities across the country—to provide additional value, products and services to virtual bookstore customers.

During this merger process we wanted you to know that Varsity Group will continue to operate as before—you will be interacting with Varsity just as you are today. In addition, Follett intends to retain the Varsity sales and account management team following the acquisition. Thus, you should see no changes in your business contacts, and will experience the added benefits that Follett brings to Varsity Group.

Over the next few weeks, members of the Varsity team and your account manager will be contacting you to discuss the transaction and answer any questions you may have. In the interim, please do not hesitate to contact your Varsity Group account manager directly.

We are excited about this opportunity to leverage the resources of Varsity Books and Follett Corporation to deliver increasing levels of innovation, service and value to you and your customers.

Sincerely,

Jay Fee

Vice President

Sales, Marketing & Account management

Varsity Group

Fred Weber

Senior Vice President

Wholesale and Distribution Services

Follett Corporation

Important note:

The tender offer described in this communication for the outstanding shares of Varsity Group Inc. has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition, because they will contain important information: the VGI Acquisition Corp. Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and the Varsity Group Inc. Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained for free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced, or from Varsity Group Inc.

Attachment:

Varsity Group Inc.

2677 Prosperity Ave.

Suite 250

Fairfax, VA 22031

Follett Corporation

2233 West River Street

River Grove, IL 60171

FOR IMMEDIATE RELEASE

Varsity Group Inc. to be Acquired by Follett Corporation in an

All-Cash Transaction for $0.20 per share

FAIRFAX, Va. and RIVER GROVE, Ill., February 25, 2008 – Varsity Group Inc. (NASDAQ: VSTY), a provider of online textbook sales and services to educational institutions nationwide, today announced that it has entered into a definitive merger agreement with a subsidiary of Follett Corporation, the nation’s largest provider of library materials and library technology to K-12 schools, the leading operator of college bookstores and a major distributor of textbooks to institutions at all levels of education. Pursuant to the merger agreement, Follett will acquire all outstanding shares of Varsity Group for $0.20 per share in cash.

A tender offer to acquire all issued and outstanding shares of Varsity Group at a price of $0.20 in cash is expected to commence in the next two weeks. The tender offer is subject to a number of closing conditions and is presently expected to close in the second quarter of 2008. The Board of Directors of Varsity Group has unanimously approved the transaction and has recommended that Varsity Group stockholders accept the offer and tender their shares of Varsity Group pursuant to the offer.

“Completing this transaction will significantly enhance Varsity Group’s ability to support our school customers and grow the business,” said Eric J. Kuhn, chairman and co-founder of Varsity Group. “By combining Varsity Group’s virtual bookstore expertise with Follett’s distribution capabilities and understanding of the K-12 marketplace, our customers will receive superior customer service and fulfillment.”

“As a pioneer in the online sales of textbooks, Varsity Group has established a solid virtual bookstore presence that will help us accelerate Follett’s growth in this market,” said Christopher D. Traut, president and chief executive officer of Follett Corporation. “In addition to our extensive involvement in serving K-12 schools and school districts, Follett manages the ecommerce needs for more than 900 colleges and universities across the country. We intend to leverage all of this expertise to enhance Varsity Group’s level of value and service to customers.”

Varsity Group also announced that an affiliate of Follett purchased Bank of America’s interest in Varsity Group’s line of credit. There are currently approximately $1.8 million of advances outstanding under the line of credit. In connection with this funding arrangement, Varsity Group has granted a warrant to an affiliate of Follett to acquire shares of Varsity Group common stock equal to the total advances made under the line of credit divided by the exercise price of $0.20 per share, subject to adjustment.

As of the date of the agreement, all the directors of Varsity Group and certain other stockholders, who in the aggregate hold approximately 20 percent of the outstanding shares, have agreed to support the merger and tender their shares in the tender offer. If the merger agreement is terminated under certain circumstances, Varsity Group will be obligated to pay a termination fee and expenses to the Follett subsidiary.

McDermott Will & Emery LLP served as legal advisor to Follett and Latham & Watkins LLP represented Varsity Group.

About Varsity Group

Varsity Group Inc. is an outsource solution provider to education institutions nationwide. Under the brands Varsity Books and Campus Outfitters, Varsity Group provides solutions that enable schools to focus on their core educational mission. Varsity Group’s solutions include online textbook, school supply and full-service school uniform services.

About Follett

Follett Corporation is a $2.3 billion, privately-held company that provides products, services and solutions to the educational marketplace. Follett Corporation was founded in 1873, and is headquartered in River Grove, Illinois.

In connection with the tender offer, Varsity Group Inc. expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. In connection with the proposed merger, Varsity Group expects to file a proxy statement with the SEC, if required by law. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials filed by Varsity Group will be available at the SEC’s web site at www.sec.gov, or at the Varsity Group web site at www.varsitygroup.com, and will also be available without charge, by directing a request to Varsity Group Inc. at 2677 Prosperity Ave., Suite 250, Fairfax, VA, 22031, attention Investor Relations. Varsity Group Inc. and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of Varsity Group participants in the solicitation is set forth in Varsity Group’s most recent proxy statement and other public filings with the SEC, and will be set forth in the proxy statement relating to any merger, if one is required to be filed, and in the solicitation/recommendation statement on Schedule 14D-9 when they become available.

The press release is for information only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Varsity Group Inc. common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials, that VGI Acquisition Corp., a subsidiary of Follett Corporation, intends to file with the SEC. Once filed, Varsity Group shareholders should read those materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, Varsity Group shareholders will be able to obtain the tender statement on Schedule TO, the offer to purchase and related materials with respect to the offer free of charge at the SEC’s web site at www.sec.gov, from the information agent named in the tender offer materials, or from VGI Acquisition Corp.

Cautionary Statements

Statements in this release that are not statements of historical fact may include forward looking statements. Any such forward-looking statements are subject to risks and uncertainties. Such forward-looking statements include statements concerning the completion of the transactions contemplated by the merger agreement, including the merger and the timing thereof and the business opportunities afforded by the merger. Important factors that may cause actual results to differ include: risks that could prevent or delay the closing of the transaction, including satisfaction of conditions to closing an acquisition transaction of this type, such as acceptance of the offer by holders of a sufficient number of shares of common stock of Varsity Group Inc. For a discussion of other risks facing Varsity Group’s business, please refer to the documents filed by Varsity Group Inc. with the United States Securities and Exchange Commission from time to time.

# # #

Contact:

Varsity Group Inc.

Jim Craig

Chief Financial Officer

President and CEO

jim.craig@varsitygroup.com

202-349-1231

Follett Corporation

Tom Kline

tkline@follett.com

708-437-2053

Set forth below is a letter sent via email on February 25, 2008 to publisher suppliers of the Company from Mike Huling, Vice President, Book Operations of the Company and Fred Weber, Senior Vice President, Wholesale and Distribution Services of Follett Corporation.

Varsity Group Inc.

2677 Prosperity Ave.

Suite 250

Fairfax, VA 22031

Follett Corporation

2233 West River Street

River Grove, IL 60171

February 25, 2008

(PUBLISHER ADDRESS)

(PUBLISHER NAME):

We are pleased to advise you that this morning we announced that Varsity Group Inc. and Follett Corporation have signed a merger agreement in which Follett will acquire Varsity Group. We presently expect the acquisition to be completed in the second quarter of 2008. A copy of the press release announcing the transaction is attached.

Follett is a $2.3 billion, privately-held company that focuses strictly on educational products and services. The company brings over 130 years of experience in education with core businesses in textbook distribution, school library materials and systems, and software applications and digital products for classrooms and school administration. The company also operates more than 760 college bookstores and provides book services for hundreds of bookstores operated directly by colleges and universities.

This merger will bring the following important opportunities for your business:

•

Varsity Group’s virtual bookstore expertise combined with Follett’s experience in managing college bookstores and operating their retail Web sites will result in a unique online purchase experience for parents and students interested in purchasing textbooks and course materials.

•

Through the integration of Follett’s ecommerce infrastructure and national textbook fulfillment and distribution capabilities, we expect to expand the number of virtual bookstores and grow the level of textbook sales in the future.

During this merger process we wanted you to know that Varsity Group will continue to operate as before—you will be interacting with Varsity just as you are today. We will notify you as developments warrant and certainly when we have completed the transaction.

We are excited about this opportunity to continue working with you to fulfill the textbook and course material needs of our virtual bookstore customers.

Sincerely,

Mike Huling

Vice President

Book Operations

Varsity Group

Fred Weber

Senior Vice President

Wholesale and Distribution Services

Follett Corporation

Important note:

The tender offer described in this communication for the outstanding shares of Varsity Group Inc. has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition, because they will contain important information: the VGI Acquisition Corp. Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and the Varsity Group Inc. Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained for free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced, or from Varsity Group Inc.

Attachment:

Varsity Group Inc.

2677 Prosperity Ave.

Suite 250

Fairfax, VA 22031

Follett Corporation

2233 West River Street

River Grove, IL 60171

FOR IMMEDIATE RELEASE

Varsity Group Inc. to be Acquired by Follett Corporation in an

All-Cash Transaction for $0.20 per share

FAIRFAX, Va. and RIVER GROVE, Ill., February 25, 2008 – Varsity Group Inc. (NASDAQ: VSTY), a provider of online textbook sales and services to educational institutions nationwide, today announced that it has entered into a definitive merger agreement with a subsidiary of Follett Corporation, the nation’s largest provider of library materials and library technology to K-12 schools, the leading operator of college bookstores and a major distributor of textbooks to institutions at all levels of education. Pursuant to the merger agreement, Follett will acquire all outstanding shares of Varsity Group for $0.20 per share in cash.

A tender offer to acquire all issued and outstanding shares of Varsity Group at a price of $0.20 in cash is expected to commence in the next two weeks. The tender offer is subject to a number of closing conditions and is presently expected to close in the second quarter of 2008. The Board of Directors of Varsity Group has unanimously approved the transaction and has recommended that Varsity Group stockholders accept the offer and tender their shares of Varsity Group pursuant to the offer.

“Completing this transaction will significantly enhance Varsity Group’s ability to support our school customers and grow the business,” said Eric J. Kuhn, chairman and co-founder of Varsity Group. “By combining Varsity Group’s virtual bookstore expertise with Follett’s distribution capabilities and understanding of the K-12 marketplace, our customers will receive superior customer service and fulfillment.”

“As a pioneer in the online sales of textbooks, Varsity Group has established a solid virtual bookstore presence that will help us accelerate Follett’s growth in this market,” said Christopher D. Traut, president and chief executive officer of Follett Corporation. “In addition to our extensive involvement in serving K-12 schools and school districts, Follett manages the ecommerce needs for more than 900 colleges and universities across the country. We intend to leverage all of this expertise to enhance Varsity Group’s level of value and service to customers.”

Varsity Group also announced that an affiliate of Follett purchased Bank of America’s interest in Varsity Group’s line of credit. There are currently approximately $1.8 million of advances outstanding under the line of credit. In connection with this funding arrangement, Varsity Group has granted a warrant to an affiliate of Follett to acquire shares of Varsity Group common stock equal to the total advances made under the line of credit divided by the exercise price of $0.20 per share, subject to adjustment.

As of the date of the agreement, all the directors of Varsity Group and certain other stockholders, who in the aggregate hold approximately 20 percent of the outstanding shares, have agreed to support the merger and tender their shares in the tender offer. If the merger agreement is terminated under certain circumstances, Varsity Group will be obligated to pay a termination fee and expenses to the Follett subsidiary.

McDermott Will & Emery LLP served as legal advisor to Follett and Latham & Watkins LLP represented Varsity Group.

About Varsity Group

Varsity Group Inc. is an outsource solution provider to education institutions nationwide. Under the brands Varsity Books and Campus Outfitters, Varsity Group provides solutions that enable schools to focus on their core educational mission. Varsity Group’s solutions include online textbook, school supply and full-service school uniform services.

About Follett

Follett Corporation is a $2.3 billion, privately-held company that provides products, services and solutions to the educational marketplace. Follett Corporation was founded in 1873, and is headquartered in River Grove, Illinois.

In connection with the tender offer, Varsity Group Inc. expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. In connection with the proposed merger, Varsity Group expects to file a proxy statement with the SEC, if required by law. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials filed by Varsity Group will be available at the SEC’s web site at www.sec.gov, or at the Varsity Group web site at www.varsitygroup.com, and will also be available without charge, by directing a request to Varsity Group Inc. at 2677 Prosperity Ave., Suite 250, Fairfax, VA, 22031, attention Investor Relations. Varsity Group Inc. and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of Varsity Group participants in the solicitation is set forth in Varsity Group’s most recent proxy statement and other public filings with the SEC, and will be set forth in the proxy statement relating to any merger, if one is required to be filed, and in the solicitation/recommendation statement on Schedule 14D-9 when they become available.

The press release is for information only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Varsity Group Inc. common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials, that VGI Acquisition Corp., a subsidiary of Follett Corporation, intends to file with the SEC. Once filed, Varsity Group shareholders should read those materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, Varsity Group shareholders will be able to obtain the tender statement on Schedule TO, the offer to purchase and related materials with respect to the offer free of charge at the SEC’s web site at www.sec.gov, from the information agent named in the tender offer materials, or from VGI Acquisition Corp.

Cautionary Statements

Statements in this release that are not statements of historical fact may include forward looking statements. Any such forward-looking statements are subject to risks and uncertainties. Such forward-looking statements include statements concerning the completion of the transactions contemplated by the merger agreement, including the merger and the timing thereof and the business opportunities afforded by the merger. Important factors that may cause actual results to differ include: risks that could prevent or delay the closing of the transaction, including satisfaction of conditions to closing an acquisition transaction of this type, such as acceptance of the offer by holders of a sufficient number of shares of common stock of Varsity Group Inc. For a discussion of other risks facing Varsity Group’s business, please refer to the documents filed by Varsity Group Inc. with the United States Securities and Exchange Commission from time to time.

# # #

Contact:

Varsity Group Inc.

Jim Craig

Chief Financial Officer

President and CEO

jim.craig@varsitygroup.com

202-349-1231

Follett Corporation

Tom Kline

tkline@follett.com

708-437-2053

Additional Information

This Schedule 14D-9 relates to a planned tender offer by VGI Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of VGI Holdings Corp. (“Parent”), for all of the outstanding common shares of the Company, to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 22, 2008, by and among Parent, Merger Sub and the Company and, upon consummation of the tender offer, the merger of the Merger Sub with and into the Company. The information set forth herein is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the tender offer is commenced, Merger Sub intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. In connection with the proposed merger, the Company expects to file with the SEC a proxy statement, if required by law. These documents will contain important terms and information about the tender offer and the merger and shareholders are urged to read them carefully before deciding whether to tender shares in the offer. The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of tenders or proxies from shareholders. Information concerning the interests of the Company’s participants in the solicitation is set forth in the Company’s most recent proxy statement and other public filings with the SEC, and will be set forth in the Company’s Schedule 14D-9. Information concerning the participants’ interests will also be set forth in the Company’s proxy statement relating to the merger, if a proxy statement is required to be filed in connection with the merger.

Investors will be able to obtain without charge a copy of these documents and other documents filed with the SEC on the SEC’s website at www.sec.gov. In addition, investors will be able to obtain a free copy of these documents, once filed with the SEC, by contacting the information agent for the tender offer to be identified in the tender offer documents. Also, free copies of the documents filed by the Company can be obtained by contacting Varsity Group Inc., Attention: Investor Relations, 2677 Prosperity Ave, Suite 250, Fairfax, Virginia 22031.